UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report:  February 15, 2022

Brazil Potash Corp.

(Exact name of issuer as specified in its charter)

Ontario

State or other jurisdiction of incorporation or organization

N/A

(I.R.S. Employer Identification No.)

198 Davenport Road,
Toronto, Ontario M2R 1J2

(Full mailing address of principal executive offices)

+1 (416) 309-2963

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

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Item 4.  Changes in Issuer’s Certifying Accountant

(a)-(b) New Independent Accountant:

On February 15, 2022, Brazil Potash Corp.  (the “Company”), engaged MNP, LLP (“MNP”) as its new PCAOB registered accounting firm to audit the Company’s financial statements. The Company’s engagement of MNP is not related to any matter that was the subject of a disagreement with KPMG LLP (“KPMG”), the Company’s prior auditor. The Company’s prior auditor resigned as the auditors on November 8, 2021. The decision to engage MNP as the new accountants was approved by the Company’s board of directors on February 15, 2022.
The Company has provided KPMG with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission indicating whether KPMG agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of KPMG’s letter, dated, is filed as Exhibit 9 to this Current Report on Form 1-U.
Exhibits

Exhibit	Name
9	Letter from KPMG regarding change in certifying accountant

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP., an Ontario corporation

Date: February 22, 2022	By:	/s/Matt Simpson
Matt Simpson
Chief Executive Officer

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